Exhibit 99.1

VNET Announces Change to Board Composition

BEIJING, July 30, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the resignation of Mr. Erhfei Liu as an independent director of the Company's board of directors (the "Board"), effective July 24, 2024. Mr. Liu resigned for personal reasons and not due to any disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices.

The Board has approved the appointment of Mr. David Lifeng Chen as a new independent director of the Board, effective immediately. The Board has reviewed the independence of Mr. Chen and determined that he satisfies the "independence" requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Nasdaq Stock Market Rules.

Mr. Chen is a seasoned tech entrepreneur, executive, and venture capitalist with extensive operational and industrial expertise in both the U.S. and China. Since 2017, he has been serving as an Operating Partner for the Hongshan CBC Cross-border Digital Fund, a specialized fund dedicated to assisting global technology companies in entering or restructuring their operations in China. He has also been serving on the boards of GitLab China JV since 2021 and Atos China JV since 2018, respectively. From 2001 to 2012, Mr. Chen was the Co-Founder, Vice Chairman and President of VanceInfo, which later merged with HiSoft to form Pactera. Pactera was recognized by IDC as the largest banking IT services and solutions provider in China and was ranked among the global top 100 FinTech companies in 2020. Mr. Chen began his career in Silicon Valley, holding multiple management and technical positions at Asera, IBM Crossworlds, KPMG Consulting, and Oracle from 1995 to 2001. He holds a bachelor's degree in electrical engineering from Tongji University and a master's degree in computer engineering from the University of California, Irvine.

Mr. Josh Sheng Chen, Founder, Co-chairperson and interim CEO of VNET, commented, “On behalf of the Company, I would like to extend my gratitude to Erhfei for his long-term service and valuable insights to VNET during his tenure on the Board and wish him all the best in his future endeavors. At the same time, I am pleased to welcome David to the Board. I am confident that his expertise and insights will be valuable assets to the Board and help drive the Company’s sustainable, high-quality development.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com